UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Baytex Energy Corp.
(Exact name of registrant as specified in its charter)

Alberta, Canada	001-32754	Not Applicable
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2800, 520 – 3rd Avenue S.W. Calgary, Alberta, Canada	T2P 0R3
(Address of executive offices)	(ZIP code)
Chad L. Kalmakoff, (587) 952-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
_____    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, __________.
X     Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 – Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 – Exhibit

Not applicable.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Section 2.01 – Resource Extraction Issuer Disclosure Report

Baytex Energy Corp. (the “Company”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). The Company is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. The Company’s ESTMA report is available on the Company’s website at https://www.baytexenergy.com/investors/reports-filings/ or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Section 3.01 – Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Extractive Sector Transparency Measures Act – Annual Report for the year ended December 31, 2025

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 4, 2026		BAYTEX ENERGY CORP.

	By:	/s/ Chad L. Kalmakoff
	Name:	Chad L. Kalmakoff
	Title:	Chief Financial Officer